02024562

P.E 3-21-02

0-27966

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
APR 01 2002
THOMSON FINANCIAL

NDT VENTURES LTD.
(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

RECEIVED
MAR 21 2002
366

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Press Release #02-02 dated March 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date March 19, 2002

By [signature]
(Signature)
Frederic G. Hewett, President & Director

NDT VENTURES LTD.
PRESS RELEASE

The Northair Group

March 19, 2002 **#02-02**

Suite 860 – 625 Howe Street, Vancouver, B.C. V6C 2T6, CANADA Telephone: (604) 687-7545;Facsimile: (604) 689-5041

AMAROK APPROVAL RECEIVED FROM CDNX

NDT Ventures Ltd. announces that it has received approval from the Canadian Venture Exchange for the Company to acquire up to a 100% interest in the Amarok Property located in Nunavut, Canada.

Under an Agreement with Hunter Exploration Group, the Company has issued 50,000 shares with a hold period that expires on July 19, 2002. No finders fee is payable under the Agreement.

The Amarok Property covers a Banded Iron Formation (BIF) occurrence that has yielded gold values up to 9.8 gpt in BIF coincident with a significant magnetic anomaly, and is located within a highly prospective geological terrain known to host large gold deposits such as Meliadine and Meadowbank.

The Company plans an airborne geophysical survey over the claims in order to locate additional targets and prioritize areas for a surface exploration program.

On Behalf of the Board,
NDT VENTURES LTD.

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200
**** INTERNET ADDRESS: www.northair.com/ndt/ ** Email: info@northair.com**